STOCK PURCHASE AGREEMENT ADDENDUM

     THIS STOCK PURCHASE AGREEMENT ADDENDUM (the “Addendum”) is entered into effective as of the 12th day of April, 2004, by and between XRG, Inc. (“XRG”) and R&R Express Intermodal, Inc. (“RRI”).

RECITALS:

     WHEREAS, XRG and RRI are parties to a Stock Purchase Agreement dated July 2003 (the “Stock Purchase Agreement”); and

     WHEREAS, XRG and RRI are parties to a Stock Purchase Agreement Addendum dated January 2004 (the “Stock Purchase Agreement Addendum”); and

     WHEREAS, the parties now desire to amend the Stock Purchase Agreement Addendum to reflect the parties’ agreement to modify the purchase consideration as set forth herein.

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Section 1 Will be amended and the following language will be deleted,

The number of XRG Shares is subject to adjustment after the acquisition based on the future market price of the XRG Shares. Specifically, in the event the XRG Shares held by the shareholders of R&R do not have a fair market value equal to or greater than $100,000, then the Company shall be obligated to issue the shareholders of R&R additional shares of Company common stock sufficient to result in the fair market value of the XRG Shares held by the shareholders of R&R having a total value equal to $100,000.

and an additional 50,000 shares of XRG Common Stock (“XRGC Shares”) will be issued to the shareholders of RRI, Inc.

2.	Except as modified hereby, the Stock Purchase Agreement remains in full force and effect.

XRG, INC.		R&R Express Intermodal, Inc.

By:	President	/s/ Richard Francis

RRI, INC.
By:	/s/ Richard S. Francis President